

June 7, 2011

<u>**Via U.S. Mail**</u>

Sara E. Epstein
Senior Counsel
Bluelinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, GA 30339

      Re: Bluelinx Holdings Inc.
              Amendment No.1 to Registration Statement on Form S-1
              Filed: May 25, 2011
              File No.: 333-173722

Dear Ms. Epstein:

      We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment one in our letter dated May 19, 2011. To aid us in evaluating your response, please provide us supplementally with a detailed account of the discussions between you and Stadium Capital. We are particularly interested in any communications between you and Stadium Capital that occurred after the date on which Stadium Capital informed you that it was not interested in serving as a backstop purchaser (which, based on your response, appears to have occurred on or about March 10, 2011) but before you filed your registration statement on April 26, 2011. In doing so, please provide as comprehensive a chronology as possible, using specific dates to the extent they are known or available. Please also describe for us what information about the rights offering, if any, you shared with Stadium Capital prior to filing your registration statement and clarify for us how Stadium confirmed its intention to participate in the rights

offering.

Material U.S. Federal Income Tax Consequences, page 33

2. We note that the tax opinion regarding the material U.S. federal income tax consequences of the rights offering has been filed as Exhibit 8.1 in short form. Because it appears that you intend the tax discussion section of the prospectus to set forth counsel's opinion, please revise your disclosure to clearly state that the discussion and each of the conclusions in the prospectus are the opinion of counsel and ensure that counsel presents its full opinion in this section of the prospectus and clearly identifies the matters upon which counsel is opining.

Taxation of Subscription Rights, page 34

3. We note the uncertainty as to the tax treatment of the subscription rights. Please expand your disclosure to describe the basis for the uncertainty and add appropriate risk factor disclosure to the prospectus.

Exhibit 8.1 – Opinion of Troutman Sanders LLP as to certain tax matters

4. As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transaction, please have counsel state in its opinion that the tax discussion in the prospectus is counsel's opinion with respect to the transaction. Counsel's current disclosure in the penultimate paragraph on page two of the opinion that the tax discussion in the prospectus has been reviewed by counsel and is correct in all material respects is not sufficient.

5. We note that in the last paragraph on page two of the opinion counsel states, among other things, that the opinion may not be relied upon "for any purpose by any other person" without counsel's prior written consent. Please have counsel revise its opinion to remove any limitation as to person. We will not object to the limitation as to purpose.

6. Please have counsel revise its opinion to expressly consent to the discussion of its opinion in the prospectus. Please refer to Rule 436(a) under the Securities Act of 1933, as amended.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David W. Ghegan, Esq. (Via Facsimile at (404) 962-6599)
    Troutman Sanders LLP